

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2017

Timothy Orr
President
My Cloudz, Inc.
4010 East Tanager Lane, #A
Mead, Washington 99021

      Re: My Cloudz, Inc.
            Current Report on Form 8-K
            Filed October 10, 2017
            File No. 000-55852

Dear Mr. Orr:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K Dated October 10, 2017

Item 2.01 Completion of Acquisition or Disposition of Assets
Description of Business, page 3

1.   Please revise this section to disclose in greater detail your principle products and their pricing, distribution methods, status of new products, competitive business conditions, and sources and availability of raw materials. Refer to Item 1 of Form 10 and Item 101(h)(4)(i) through (v) of Regulation S-K.

2.   You website lists digestive aid, analgesic, and anxiety relief as benefits of Cannabidiol. Please revise your Form 8-K to disclose the effects of the United States Food and Drug Administration's regulation on your business, including any requirement for FDA approval of your products, the nature and duration of the FDA approval process, the

status of your products in this approval process, regulation of the manufacturing and labeling of your products, post-market approval reporting and record keeping, and the regulation of the advertising and promotion of your products. Also include the sanctions for non-compliance with FDA regulation.

3.   Please provide more information about your planned platform to partner and invest in various segments in the cannabidol products industry.

4.   Please describe the material terms of your license agreement with Darren Long. The discussion should include the subject matter of the license, payment terms, term and termination provisions and exclusivity provisions. Additionally, describe the distribution agreement you entered onto with a strategic partner.

Intellectual Property, page 4

5.   We note your risk factor on page 7 that failure to protect your intellectual property and proprietary technology may significantly impair your competitive advantage. Please discuss any legal limitations on your ability to enforce the protection of your intellectual property due to federal and state laws prohibiting the production and sale of marijuana.

Government Regulation and Approvals, page 5

6.   We note that you are not aware of any government regulations or approvals needed for your products. Please revise to disclose here and in an appropriate risk factor that your operations could be found in violation of the federal Controlled Substances Act, or to constitute aiding or abetting, or being an accessory to, a violation of that Act. Lastly, discuss the possible law enforcement consequences under federal and state laws.

Risk Factors, page 5

7.   We note that Darren Long is affiliated with Blackmp Living Water, Livia Global and Food for Athletes. Additionally, we note some similarities between the products you offer on your website and the products offered by these other entities. Please include a risk factor discussing the potential conflict of interest. If your license agreement with Mr. Long explains the circumstances under which he can be involved with other nutritional products, please provide applicable disclosure.

12 Month Plan of Operation, page 12

8.   Your statement that you plan to license your brand name appears inconsistent with Gridiron BioNutrient's business of marketing and selling its cannabidoil products line. Please revise to provide further explanation of your licensing plans.

<u>Directors and Executive Officers, page 15</u>

9. Please provide clear disclosure regarding the business experience of each of your executive officers and directors during the past five years, including in each case their principal occupation and employment, the dates they served in those roles and the name and business of any corporation or other organization in which such occupation and employment was carried on, as required by Item 401(e)(1) of Regulation S-K.

<u>Financial Statements and Exhibits, page 24</u>

10. Unless the same accountant reported on the most recent financial statements of both the registrant (i.e. My Cloudz, Inc.) and the accounting acquirer (i.e. Gridiron Bionutrients, Inc.), a reverse acquisition always results in a change in accountants. A Form 8-K filed in connection with a reverse acquisition should provide the disclosures required by S-K 304 under Item 4.01 of Form 8-K for the change in independent accountants, treating the accountant that no longer will be associated with the post reverse merger financial statements as the predecessor accountant. If a decision has not been made as to which accountant will continue as the successor auditor as of the date of filing the Item 2.01 Form 8-K, an Item 4.01 Form 8-K must be filed within four business days of the date the decision is made. Please revise your filing accordingly to provide the required disclosures or tell us why revision is not necessary.

11. Please file the license agreement with Darren Long and the distribution agreement with your strategic partner or explain the basis for our belief that you are not substantially dependent on them.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ibolya Ignat at 202-551-3636 or Jim Rosenberg at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Suzanne Hayes at 202-551-3675 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Thomas E. Puzzo